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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1


                               (AMENDMENT NO. 3)


                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                  SCHEDULE 13D



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             ---------------------

                                WCI STEEL, INC.

                           (Name of Subject Company)

                         ------------------------------

                            WCI STEEL HOLDINGS, INC.
                             THE RENCO GROUP, INC.

                                   (Bidders)

                         ------------------------------

                 COMMON STOCK, NO PAR VALUE, $.01 STATED VALUE

                         (Title of Class of Securities)

                                   92923J109

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                           DENNIS A. SADLOWSKI, ESQ.
                             THE RENCO GROUP, INC.
                            WCI STEEL HOLDINGS, INC.
                           C/O THE RENCO GROUP, INC.
                              30 ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10112

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                         ------------------------------

                                    COPY TO:
                             MICHAEL C. RYAN, ESQ.
                         CADWALADER, WICKERSHAM & TAFT
                                100 MAIDEN LANE
                            NEW YORK, NEW YORK 10038

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This Amendment No. 3 (this "Amendment") on Schedule 14D-1 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Statement") originally filed with the Securities and Exchange Commission (the "Commission") on October 28, 1996 by WCI Steel Holdings, Inc., a Delaware corporation ("Holdings"), and The Renco Group, Inc., a New York corporation ("Renco") that beneficially owns 30,746,900 shares of common stock, no par value, $.01 stated value (the "Shares"), of WCI Steel, Inc., an Ohio corporation (the "Company"), as amended by Amendment No. 1 thereto, filed with the Commission on October 31, 1996, and as further amended by Amendment No. 2 thereto, filed with the Commission on November 18, 1996, relating to the offer by Holdings to purchase all of the outstanding Shares at $10.00 per Share, net to the seller in cash, on the terms and subject to the conditions, and as more fully set forth in, the Offer to Purchase, dated October 28, 1996 (including the First Supplement thereto filed as Exhibit (a)(10) to the Statement, the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which have been previously filed with the Statement as Exhibits (a)(1) and (a)(2) respectively, thereto (which, as may be thereafter amended, collectively constitute the "Offer").



    This Amendment also constitutes a Statement on Schedule 13D with respect to the acquisition by Holdings on November 27, 1996 of beneficial ownership of all of the Shares owned by Renco. The item numbers and responses thereto below and in the Statement and Amendments No. 1 and No. 2 are in accordance with the requirements of Schedule 14D-1.



    This Amendment constitutes the final amendment to the Statement.


    Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Statement. Except as expressly set forth below, all information in the Statement remains unchanged and is incorporated herein by reference.


ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY



    Item 6 is hereby amended and restated to read in its entirety as follows:



    (a) The information set forth under "Introduction," "Special
Factors--Purpose, Structure and Benefits of the Offer and Merger" and "--Interests of Certain Persons" in the Offer to Purchase is incorporated herein by reference.



    The Offer expired at 12:00 midnight, New York City time, on November 26, 1996. On that date, Renco contributed to the capital of Holdings the 30,746,800 Shares directly owned by Renco. Pursuant to the Offer, on November 27, 1996, Holdings accepted 5,397,623 Shares for payment (including 6,550 Shares tendered pursuant, and subject to, guaranteed delivery procedures) at $10.00 per Share. The Shares accepted by Holdings for payment constituted approximately 95.46% of the total number of Shares not owned by Holdings on such date after the contribution by Renco described above. As a result of the Offer, Holdings owned a total aggregate of 36,144,423 Shares, or approximately 99.29% of the total number of outstanding Shares.



    On November 27, 1996, Holdings merged with and into the Company, with the Company continuing as the surviving corporation, all pursuant to the Merger. Pursuant to, and as a result of, the Merger, all Shares owned by Holdings were canceled, all 256,977 Shares not owned by Holdings were acquired by Holdings and converted into the right of the former holders thereof to receive the Offer Consideration, and each share of common stock, $.01 par value, of Holdings, was converted into one share of common stock, no par value, $.01 stated value, of the Company ("New WCI Shares"). As a result of the Merger, as of November 27, 1996, Renco owns 100 New WCI Shares, which shares constitute all of the outstanding shares of common stock, no par value, $.01 stated value, of the Company.



    Except as set forth in this Item 6 and in Item 2 of the Statement, none of the persons named in such Item 2 beneficially owns any Shares or has effectd any transaction in the Shares during the past 60 days.



    (b) On September 26, 1996, 3,000 Shares were issued by the Company to S. Daniel Abraham, a former director of the Company, pursuant to the Company's Stock Plan for Outside Directors; however, such Shares were returned to the Company and canceled upon Mr. Abraham's resignation from the Board of

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Directors. The information set forth under "Special Factors--Background" in the
Offer to Purchase and in Item 6(a) hereof is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    Item 11 is hereby amended and restated to read in its entirety as follows:


(a)(1)     Offer to Purchase, dated October 28, 1996.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
             and Other Nominees.
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
             W-9.
(a)(7)     Letter to Shareholders of the Company, dated October 28, 1996.
(a)(8)     Text of Press Release, dated October 23, 1996.
(a)(9)     Summary Advertisement, dated October 31, 1996.
(a)(10)    First Supplement, dated November 18, 1996, to Offer to Purchase, dated October 28,
             1996.
(a)(11)    Text of Press Release issued by WCI Steel, Inc., dated November 27, 1996.
(b)        Commitment Letter, dated October 25, 1996, from Congress Financial Corporation to
             The Renco Group, Inc.
(c)        Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI Steel, Inc.
(d)        None.
(e)        Not applicable.
(f)        None.


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                                   SIGNATURE


    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated: November 27, 1996



                                       WCI STEEL  HOLDINGS, INC.

                                       By: /s/ ROGER L. FAY
                                       ----------------------
                                       Name: Roger L. Fay
                                       Title: Vice President


                                       THE RENCO GROUP, INC.

                                       By: /s/ ROGER L. FAY
                                       ----------------------
                                       Name: Roger L. Fay
                                       Title: Vice President,
                                       Finance

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                                 EXHIBIT INDEX


EXHIBIT                                                                                                   PAGE NO.
---------                                                                                                 ---------
(a)(1)     Offer to Purchase, dated October 28, 1996....................................................      *
(a)(2)     Letter of Transmittal........................................................................      *
(a)(3)     Notice of Guaranteed Delivery................................................................      *
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.............      *
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other         *
             Nominees...................................................................................
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9........      *
(a)(7)     Letter to Shareholders of the Company, dated October 28, 1996................................      *
(a)(8)     Text of Press Release, dated October 23, 1996................................................      *
(a)(9)     Summary Advertisement, dated October 31, 1996................................................      *
(a)(10)    First Supplement, dated November 18, 1996, to Offer to Purchase, dated October 28, 1996......      *
(a)(11)    Text of Press Release issued by WCI Steel, Inc., dated November 27, 1996.....................     --
(b)        Commitment Letter, dated October 25, 1996, from Congress Financial Corporation to The Renco        *
             Group, Inc.................................................................................
(c)        Letter, dated October 9, 1996, from The Renco Group, Inc. to the Board of Directors of WCI         *
             Steel, Inc.................................................................................
(d)        None.........................................................................................      *
(e)        Not applicable...............................................................................      *
(f)        None.........................................................................................      *


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*   Previously filed